

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

Via Email
Dr. Bruce Fischer
Chief Executive Officer
Westmont Resources, Inc.
155 108th Avenue NE, Suite 150
Bellevue, WA 98004

>   **Re: Westmont Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended May 31, 2010**
>   **Filed September 14, 2010**
>   **Form 10-Q/A for Fiscal Quarter Ended November 30, 2010**
>   **Filed January 19, 2011**
>   **File No. 000-52398**

Dear Dr. Fischer:

We issued comments to you on the above captioned filings on April 8, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 27, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 27, 2011 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Suying Li at (202) 551-3335 or Ethan Horowitz at (202) 551-3311 regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or Timothy Levenberg at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director